

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2011

Via E-mail
Robert Escobio
Chief Executive Officer and
Chief Financial Officer
Southern Trust Securities Holding Corp.
145 Almeria Ave.
Coral Gables, FL 33134

> **Re:** **Southern Trust Securities Holding Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed April 26, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 31, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed December 6, 2011**
> **Form 8-K Filed December 22, 2011**
> **File No. 000-52618**

Dear Mr. Escobio:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

General

1. We note on your website that you appear to have announced earnings for the Year
   Ended 2010 as well as the operating results for various quarterly periods. We also
   note that you have entered into a joint venture among IPWM and Banca Privada
   de Andorra during 2011. It appears you have not reported these announcements
   in a Form 8-K under Items 2.02 or 1.01 respectively. Please tell us how you
   concluded that these events did not qualify as a reportable event to be disclosed
   on a Form 8-K.

Form 10-K for Fiscal Year Ended December 31, 2010
Item 1. Business, page 3

2. We note that you have a correspondent relationship with Pershing and clearing
   and correspondent relationships with Deutsche Bank, MF Global, Penson
   Worldwide and R.J. O'Brien. Please tell us how significant each of these
   relationships are to your operations. To the extent that you are substantially
   dependent on any of these agreements, please file them as exhibits.

Exhibit 31.1

3. We note that the certification pursuant to Rule 13a-14(a) signed by Mr. Escobio
   omits language in paragraph 4 regarding internal control over financial reporting.
   You may no longer omit that language. Please re-file your entire Form 10-K with
   the complete certification.

Information Statement on Schedule 14C, filed April 29, 2011
Certain Relationships and Related Transactions, page 6

4. We note that Mr. Escobio received $466,411 and $230,273 during 2010 and 2009,
   respectively, in the form of commissions and fees paid by STS and STSAM.
   Please expand your disclosure in the Related Transactions section to discuss in
   additional detail the nature of these payments made by STS and STSAM.

Form 10-Q for Fiscal Quarter Ended June 30, 2011
Form 10-Q for Fiscal Quarter Ended September 30, 2011
General

5. We note that neither of your Form 10-Qs for the periods ending June 30, 2011 and
   September 30, 2011, nor your certifications pursuant to Rule 13a-14(a) that were
   filed as Exhibit 31 were dated. Please amend your filings to include dated copies
   of your Form 10-Qs and your certifications.

6. We note that on April 18, 2011 you entered into a new Letter of Intent and that on
   May 26, 2011 you entered into a Stock Purchase Agreement relating to the
   purchase of shares of Nexo. We also note that neither the Letter of Intent nor the

Stock Purchase Agreement were filed as exhibits to the Form 10-Q for the quarter ended June 30, 2011. Please file a copies of these documents as exhibits to an amended Form 10-Q.

Consolidated Financial Statements
2. Nature of Operations, page 7

7. Please revise to quantify your exposure to the Spanish market. Provide detailed disclosure of the nature of your exposures.

4. Summary of Significant Accounting Policies
Investments – Equity Method, page 14

8. Please tell us in detail and revise to briefly disclose how you valued the shares of Nexo and Rentier for purposes of these transactions.

9. Please revise to disclose how you concluded that your goodwill was not impaired as of the end of the reporting period, and specifically discuss how you considered the fact that your shares appear to be trading at an amount significantly below book value and the operating performance of Nexo. Discuss the factors considered, the method used, the main assumptions used and the sources of those assumptions.

10. We note your disclosure on page F-28 of your Form 10-K for the Fiscal Year Ended December 31, 2010 that you owned 22% of Nexo. On page 14 of your Form 10-Q for the Fiscal Period Ended September 30, 2011 you disclose that you purchased an additional 12.2% in Nexo and that as a result your ending ownership percentage of Nexo was 29.5%. Please reconcile this apparent inconsistency.

17. Commitments and Contingencies
Legal Claims, page 25

11. We note your disclosure regarding the settlement with Joseph Muse and others. We also note your disclosure on page 34 that you received a settlement of $53,000 during the nine months ended September 30, 2011. Please revise to more clearly disclose how you are accounting for this settlement, including how you evaluate the settlement for collectability.

18. Investment in AR Growth Finance Corp. and Nexo Emprendimientos S.A., page 28

12. Please revise to provide summary interim financial information for each AR Growth and Nexo pursuant to Regulation S-X 8-03(b)(3). Please revise your Form 10-K/A accordingly as well or provide this information for 2010 and 2009 in your amended Form 10-Q.

Item 1. Management's Discussion and Analysis, page 30
General

13. Please revise this section to discuss the reasons for material changes in your financial condition. For example, we note that Due from clearing broker has increased by 580% and Payable to customers has increased 435% when compared to the prior period. Refer to Item 303(b) of Regulation S-K. We note your disclosure on page 36 regarding your metals trading subsidiary; however, the amounts disclosed as attributable to those transactions appear to be equal to the change in those line items between periods. Therefore, it is unclear whether you have other material activities that have impacted these amounts or whether you have been unable to collect amounts due in previous periods.

Off-Balance Sheet Arrangements, page 36

14. We note your disclosure on page 5 of your Form 10-K for the Fiscal Year Ended December 31, 2010 that approximately $0.9 million of the assets you manage were held at MF Global and that you also have clearing and correspondent arrangements with them. Your disclosure on page 25 of your Form 10-Q for the Fiscal Period Ended September 30, 2011 that STS may be exposed to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and STS has to purchase or sell the financial instrument underlying the contract at a loss. We further note the material increase in both amounts "Due from clearing broker" and "Payable to customers" and your disclosure on page 36 of your Form 10-Q for the Fiscal Period Ended September 30, 2011 that these increases are due to your metals trading subsidiary. Please address the following information:
    a. Please revise your disclosure in Management's Discussion and Analysis to explain in more specific detail why you have experienced such material increases in amounts "Due from clearing broker" and "Payable to customers".
    b. Specifically discuss how much of these amounts are related to clearing or correspondent services provided by MF Global.
    c. Revise your future filings to disclose your policy for determining whether the amount due from clearing brokers is collectible.

Form 8-K filed December 22, 2011

15. Please amend your Form 8-K to include the required letter from your former auditor.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey at (202) 551-3303 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Kevin W. Vaughn for

Suzanne Hayes
Assistant Director